John H. Sellers (650) 843-5070 jsellers@cooley.com	VIA EDGAR AND OVERNIGHT DELIVERY

August 24, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20249

Attn:	Russell Mancuso

    Ruairi Regan

RE:	Enphase Energy, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 24, 2011

File No. 333-174925

Ladies and Gentlemen:

On behalf of Enphase Energy, Inc. (the “Company” or “Enphase”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-174925 (the “Registration Statement”). We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 25, 2011, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. Ruairi Regan.

The Amendment is being filed in response to comments received from the Staff, by letter dated August 8, 2011, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Inside Front Prospectus Cover

1. From your revisions in response to prior comment 1, it is unclear what your products are and why the graphics would not lead investors to believe that you produce a solar version of the handheld PDA device that you depict or a solar adaptor for the device. Please revise or advise. Also tell us why you believe that your inside back cover addresses the concern in the first bullet point of prior comment 1.

In response to the Staff’s comment, the Company has revised the inside front cover to remove the picture of a PDA device thereby eliminating any suggestion that the Company produces a solar-powered PDA device. The cover now includes (i) the Enphase microinverter and the

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Company’s proprietary AC cable, (ii) the Envoy communications gateway, and (iii) a screenshot of its Enlighten web-based software. In addition, the inside back cover has been revised in response to the Staff’s prior comment 1 to further eliminate any language that might be considered potentially confusing jargon.

Prospectus Summary, page 1

2. Please tell us where you provide the disclosure mentioned in the last sentence of the first paragraph of your response to prior comment 33.

In response to the Staff’s comment, appropriate disclosure has been added to page 30 of the Amendment, which had been inadvertently not included in Amendment No. 1.

Enphase Energy, Inc., page 1

3. We note your response to the first sentence of prior comment 4. If you believe it is your version of microinverter technology – not microinverter technology itself – that is “fundamentally new,” please revise to remove any implication that microinverters are new technology.

In response to the Staff’s comment, the Company has revised the language on page 1 to replace the “We have pioneered a fundamentally new inverter technology” phrase with “We deliver microinverter technology.” Similar changes have been made to the opening paragraphs of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business – Overview” sections of the Amendment on pages 39 and 63, respectively.

4. Please expand your response to prior comment 6 to tell us clearly how you derived the 3-month moving average data presented in the chart on page 1 from the information available on the California Solar Statistics website.

The Company respectfully advises the Staff that the three-month moving average information provided in the “California Residential Market Share (July 2008 - July 2011)” chart presented on page 63 of the Amendment was determined as follows: each bullet point on the chart represents an average of the market share data for the indicated month and the two prior months. For instance, the July 2010 three-month moving average is based upon an average of the market share data for the months of May, June and July 2010.

The Company further advises the Staff that it derived the monthly market share information from the California Solar Initiative, or CSI, publicly-available data by filtering the raw data by three standard categories offered in the CSI database, including (i) system size, (ii) installed status and (iii) installation date. For system size, the Company selects “capacity < 10kW” to eliminate non-residential projects from the data set, which are typically above 10kW. For installed status, the Company selects “installed” to eliminate uncompleted projects from the data set. Finally, for the installation date, the Company selects the “first confirmed reservation date,” or the State of California approval date for the receipt of incentives by the owners of a particular project. In the Company’s experience, this is the most relevant date available for selection within the CSI

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database as owners will typically proceed with the project, including ordering the solar energy system components, once they receive this assurance of incentive eligibility.

In addition, the Company supplementally advises the Staff that the CSI data is updated on a weekly basis; accordingly, the information in the “California Residential Market Share (July 2008 - July 2011)” table on page 63 of the Amendment has been updated with more current data and the title appropriately adjusted to reflect such update.

5. Your response to prior comment 6 that the chart represents your typical market share appears to be inconsistent with your response to prior comment 4 regarding a 10.6% share of North America inverter revenue. Also, it remains unclear whether the growth rate represented by the chart is typical. Therefore, it continues to be unclear why you believe it is appropriate to highlight such data in your prospectus summary and why you do not move the information to a later section of your document where you can provide sufficient context so that investors can evaluate the extent to which it presents data that is typical for your business.

The Company respectfully advises the Staff that the Company believes that the cited North American market share data and the California market share data are not inconsistent in that both data sets substantiate the Company’s significant market share gains both in North America and in California. In 2010 the Company had a 10.6% market share, as measured by revenue, of the total North American inverter market, including all inverters sold across all market segments, based upon IMS Research data. The Company ranked fourth in overall North America inverter revenues in 2010, and first in microinverter revenues for the same year. According to the CSI data, as referenced in the “California Residential Market Share (July 2008 - July 2011)” chart on page 63 of the Amendment, the Company has a 30% market share, as measured in wattage, of the California residential market segment, or system sizes smaller than 10kW, based on the three-month moving average at the end of July 2011. The Company supplementally provides the CSI data to the Staff. California represents the single largest solar market in the U.S. with a market share of over 30% of all U.S. solar installations in 2010, as estimated by the Solar Energy Industries Association, or SEIA. Although these statistics each provide different market segment coverage, the Company believes that both the IMS Research (for the overall inverter market) and the CSI market share statistics (for the California residential market) substantiate the Company’s significant and rapid market share gains both in North America and in California.

The Company respectfully advises the Staff that market share information equivalent to that available from CSI for California is not available for any of the other 49 U.S. states. The Company currently ships its products to each of the 50 U.S. states, and based on its established distribution channel and gains in market share seen by the Company throughout the United States, believes that market dynamics for the residential solar market segment in other states do not differ substantially from those in California. Moreover, because the most significant government incentives for solar PV system owners are federal, the Company does not believe that differing state incentives will cause market dynamics for the residential solar market segment to differ substantially from state to state.

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In addition, in response to the Staff’s comment, the Company has removed the CSI market share graph and related part of the lead-in paragraph describing its market share from the prospectus summary.

Our Solution, page 3

6. We note your response to prior comment 7; however, it is unclear from your existing disclosure how investors can determine the relative contribution to your business of each of the products in the first two bullet points in this section and the extent to which you sell the microinverter without the products mentioned in the last two bullet points. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 3 (and similar disclosure in the Business section on pages 63 and 69) of the Amendment to clarify the relative contribution to its business of the Enphase microinverter and the Envoy communications device. The Company respectively advises the Staff that an Envoy is typically sold with each solar installation of microinverters. The Company further notes that it has previously disclosed that, historically, Enlighten service revenue represented less than 1% of its total revenue in each reporting period, in connection with the Amendment No. 1.

Competitive Strengths, page 4

7. Your response to the fourth bullet point of prior comment 4 suggests that other companies have marketed microinverters. Even if those companies or their subsidiaries subsequently discontinued the product, it is unclear how those companies’ activities are consistent with your disclosure that were first to market and created the product category. Please revise or advise.

In response to the Staff’s comment, the Company has made appropriate revisions to pages 1, 3, 39, 63 and 75, including removing certain references such as “fundamentally new” and “created” (with respect to the “microinverter category”), as well as several similar conforming changes to clarify that the Company was not the first to market a microinverter.

8. Please expand your response to prior comment 5 to explain how the data you provided supports your claims that you have established industry-leading reliability, microinverters are 45 times more reliable than central inverters, and your microinverters offer greater system uptime, given the data provided does not clearly address what years are represented nor does it appear to include all sellers of inverters.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Westinghouse Solar study was conducted over a two year period from 2009 through 2010; the first two years in which the Company’s microinverters were shipped in significant volume. Because the Westinghouse Solar study draws comparisons from the performance of Enphase microinverters and central inverters installed during 2009 and 2010, the data reflects the relative failure rates of current (as of 2009 and 2010) microinverter and central inverter technology.

Further, the Westinghouse Solar study compared a total of 10,630 installed Enphase microinverters and 3,373 installed central inverters, and indicated a failure rate, the percentage

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of inverters that failed during the given timeframe, of 0.207% for microinverters and 9.43% for traditional central inverters, or approximately forty-five times greater. When the Company discloses that its microinverters provide greater reliability than central inverters, it is describing the dramatic difference in respective failure rates, which, in turn, results in greater system uptime.

In addition, the Company supplementally advises the Staff that the central inverter vendors included in the Westinghouse Solar study were Fronius International GmbH, Sharp Electronics Corporation, SMA Solar Technology AG, SunPower Corporation and Xantrex Technology USA Inc. This group of vendors does not represent every seller of inverters. However, based on CSI market share data derived in a similar manner as provided in response 4 above, and provided supplementally to the Staff, this group accounted for 74% of residential and small commercial installations (<100kW) in California in 2010. Accordingly, the Company believes that this group of vendors provides a significant representation of current central inverter technology, and that the results of the Westinghouse Solar study support the Company’s statement regarding industry-leading reliability.

Finally, in response to the Staff’s comment, the Company has revised its disclosures on pages 4 and 75 to provide the specific information from the Westinghouse Solar comparison and to clarify that the data was based upon a sample of 2009 and 2010 North American residential and small commercial installations.

Challenges, page 5

9. Please tell us how you addressed the last two sentences of prior comment 3 regarding any limited market due to wattage, lower conversion efficiencies, or known significant new market participants.

In response to the Staff’s comment regarding “limited market due to wattage,” the Company respectfully advises the Staff that microinverter-based solar energy systems increase wattage by installing additional microinverters and solar modules until they achieve the desired wattage. However, the Company’s current offering is optimized for rooftop installations in the residential and small commercial solar market segments of up to 100kW. As the Company seeks to penetrate larger commercial and utility market segments, it may face difficulties in developing solutions to meet the requirements of these market segments. In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 14 to reflect that challenge.

In response to the Staff’s comment regarding “lower conversion efficiencies,” the Company advises the Staff that the Company does not believe that the 95% California Energy Commission, or CEC, conversion efficiency of its second generation microinverter or the 96% CEC conversion efficiency of its third generation microinverter, versus the 96% CEC conversion efficiency of typical traditional central inverters, represent significant issues for the market acceptance of its solution.

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In response to the Staff’s comment regarding new market participants, the Company has revised its disclosures on pages 5, 12 and 86 to identify significant known or potential new market entrants.

Initial Capital Investments, page 5

10. Please tell us the reason for the uncertainty represented by the term “may.”

In response to the Staff’s comment, the “Initial Capital Investments” disclosure on page 5 of the Amendment has been revised to remove the term “may.”

The reduction, page 11

11. Please expand your disclosure added in response to prior comment 30 to address the phase-out or termination of incentives in the jurisdictions – federal, state or otherwise – from which you derive material portions of your revenue. Include the phase-out or termination date, not merely the length of the program.

In response to the Staff’s comment, the Company has revised its disclosure on page 11 of the Amendment, focusing on markets from which the Company generates a substantial amount of revenue.

Use of Proceeds, page 32

12. We note your response to prior comments 13 and 15; however, Regulation S-K Item 504 requires that you disclose the approximate amount that you currently intend to use for each disclosed purpose. In this regard, please tell us the cost of the expansion into China. Also, if a significant portion of the offering proceeds is not allocated to a specific plan, please disclose the principal reasons for the offering, and tell us, with a view toward disclosure, why you determined to conduct an offering of this size.

The Company supplementally advises the Staff that while the Company anticipates the net proceeds of this offering will be used for the purposes set forth in the Amendment, the amounts and timing of the actual expenditures will depend on numerous factors, including the cash used or generated in the Company’s operations, the status of its sales and marketing activities, product development efforts and competitive pressures. The Company therefore has not estimated the amount of net proceeds to be used for specific purposes, and has not prepared a detailed budget or operating plan allocating the anticipated proceeds to each specific purpose. As such, the Company has revised its disclosure on page 31 to state that it has no current specific plan for the use of the proceeds of the offering or a significant portion thereof. In response to the Staff’s comment, the Company has also disclosed the principal reasons for the offering of this size.

Convertible Facility, page 50

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13. Please disclose the substance of the last two sentences of your response to prior comment 15. Also tell us whether (1) the footnotes beginning on page 126 regarding shares underlying debt refer to this facility and (2) why you refer to September 30, 2011 in those footnotes.

In response to the Staff’s comment, the Company has added additional disclosure on page 50 of the Amendment. The Company confirms that the footnotes beginning on page 131 of the Amendment regarding shares underlying convertible notes refer to the Convertible Facility. The Company refers to September 30, 2011 in those footnotes because the Company wanted to provide investors with an estimate as to the maximum number of shares of Common Stock that the principal stockholders would own if the offering were completed by the end of September 2011. In order to provide the most helpful disclosure to investors, the Company will update this hypothetical conversion date and the figures in the beneficial ownership table, as well as the related footnotes, in subsequent amendments to the Registration Statement once the actual timing of the offering is better known.

Product Warranty, page 54

14. We reference your response to comment 25 that indicates that your product warranty accrual is determined on a per unit basis. Please revise to explain why the warranty provision as a percentage of the microinverter units sold varied significantly each period. Clarify whether certain units have a different warranty provision and discuss how the sale of specific units impacted the provision each period.

The Company has revised its disclosure on page 53 of the Amendment in response to the Staff’s comment.

Stock-Based Compensation, page 54

15. We note your response to prior comment 26. We also note that you disclose in the prospectus valuations determined by the third-party; therefore, please provide your analysis of why you have not filed that party’s consent per Rule 436.

The Company respectfully advises the Staff that the Company does not believe it is required to file the consents of the independent valuation firms referenced on pages 56-61 of the Amendment pursuant to the Staff’s answer to Question 141.02, Section 141, Securities Act Section 7 of the Staff’s Compliance and Disclosure Interpretations, which provides that “…if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.”

The Company advises the Staff that it does not attribute the determination of the fair market value of the Company’s common stock to any third-party valuation report. Consistent with the Staff’s response to Question 141.02, the Amendment discloses that the board of directors considered and relied, in part, upon a report prepared by a third party, but the determination of

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the fair market value of the Company’s common stock is attributed to the Company’s board of directors and not the third party. The Company submits to the Staff that it does not deem the independent valuation firms as “experts” as defined in Item 509 of Regulation S-K for the purposes of Rule 436(b) of Regulation C, since the valuation firms did not prepare or certify any part of the Registration Statement or prepare or certify a report or valuation for use in connection with the Registration Statement. The Amendment attributes the common stock valuation to the Company, who is ultimately responsible for the valuation and related disclosure. Therefore, the Company believes that consent of the third party is not required.

In addition, in response to the Staff’s comment and to provide more clarity and transparency, the Company has revised its disclosures in “Stock-Based Compensation” on pages 56 to 61 of the Amendment related to reliance, in part, on the work performed by the independent valuation firms.

Industry Overview, page 62

16. Please reconcile your response to prior comment 33 that the data you cite is publicly available with the handwritten note in tab B and the first line of tab H of the material you provided to us.

The Company respectfully submits that its prior response was intended to confirm that the general industry information in the Registration Statement (i.e., that describing overall industry and market trends/statistics and consisting of the information from CSI, SEIA, IMS Research, Datamonitor and iSuppli) is either generally available to the public or is available to the public on a subscription or purchase basis. As the Staff notes, the Westinghouse Solar product comparison data was sent directly to Enphase by Westinghouse Solar and is not publicly available. The Company has revised page 30 of the Amendment to distinguish the Westinghouse Solar product data from the general industry information.

With regard to the IMS Research report (tab H of the material previously provided to the Staff), this report is available to the public on a subscription or purchase basis. The Company believes that the first line of the report regarding confidentiality is intended by IMS to prevent subscribers from providing the report in its entirety to unauthorized third parties.

17. Please tell us why you do not believe that you should balance your disclosure with information like that presented in the short-term outlook under tab H of the material you provided us.

The Company respectfully advises the Staff that the Company does not believe that its disclosure in the Registration Statement should be revised as a result of the information presented in the IMS Research report (tab H of the material previously provided to the Staff) because the IMS Research report refers specifically to short-term conditions in Germany, France, Italy, the Czech Republic and the United Kingdom. The Company does not consider the short-term outlook in such regions to be material to its business because the Company does not expect a material portion of its revenue to be generated from sales in these particular European regions in the near term. The Company has yet to establish any sales presence in

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Germany, the Czech Republic or the United Kingdom, and does not expect to generate significant revenue from sales in France and Italy until 2012.

LCOE Case Studies, page 68

18.	Regarding your response to prior comment 29:

•	Please disclose and describe the assumptions and estimates that underlie the figures presented and the date of the data presented.

•	Please disclose the meaning of the term, energy harvest.

•

Please tell us how you determined that the data presented in the tables is fairly representative of all installations, not just of installations “its size.” It remains unclear whether the tables are an objectively balanced presentation of your products.

•

Refer to your statement in your response that no alternatives to traditional central inverters and microinverters were available at the time of the study. If alternatives are available now, please tell us why you do not believe you need to disclose the effect of those alternatives of your case studies.

•	Please tell us the basis for your statement that other currently available microinverter products have lower average power conversion efficiencies.

•

It is unclear from your response how you conclude that your disclosed “installer estimates” do not represent a report or opinion of the installer as contemplated by Rule 436. Please provide us your analysis of any authority on which you rely.

•	It appears that your analysis in this section uses Westinghouse data for your system uptime. Please tell us why you do not also use the Westinghouse data for central inverter uptime.

In response to the Staff’s comment, the Company has revised its disclosure set forth in the “LCOE Case Studies” section on pages 70-74 of the Amendment to incorporate the assumptions and estimates that underlie the figures presented in such case studies.

In response to the Staff’s comment that the Company disclose the meaning of the term “energy harvest,” the Company has revised its disclosure on page 71 of the Amendment to define the term “energy harvest.”

The Company respectfully clarifies its response to the Staff’s prior comment 29 that “the Company believes that the installation in each case study is fairly representative of an installation of its size” by noting that the Company’s current product offering is focused on the residential and small commercial markets, therefore, it has chosen the 7.5kW residential and the 53kW small commercial installations for its LCOE studies, as typical residential and small

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commercial solar energy system sizes, ranging from 3kW to 100kW. The Company confirms that the data presented in each case study would be fairly representative of similarly sized projects.

The Company respectfully advises the Staff that it does not believe that alternatives to traditional central inverter and microinverter technologies are available. The Company notes that DC-to-DC optimizers sometimes are used to supplement traditional central inverter-based solar PV systems; however, these products do not perform the DC-to-AC inversion function of either a traditional central inverter- or microinverter-based system and therefore are not alternatives to either system. Instead, DC-to-DC optimizers represent an additional “overlay” to a traditional central inverter-based system, and require additional upfront expenditures by the system owner. The Company believes that these factors have limited their penetration into residential and small commercial solar markets. Moreover, the installers in the specific case studies presented did not consider supplementing the traditional central inverter-based solar PV systems presented with DC-to-DC optimizers. Therefore, the Company did not consider DC-to-DC optimizers in the specific case studies presented and does not believe it is practically relevant to disclose the effect of DC-to-DC optimizers on these case studies.

With respect to the Staff’s comment regarding the basis for the Company’s statement that other currently available microinverter products have lower power conversion efficiencies, the Company supplementally provides to the Staff the CSI data which shows that the Company’s current microinverter product, the M215, operates at a conversion efficiency of 1.5 - 3.5% greater than competitive microinverter solutions offered by Enecsys Limited, Direct Grid Technologies, LLC and SolarBridge Technologies.

The Company advises the Staff that the installer estimates used in its LCOE case studies do not represent a report or opinion of an expert as contemplated by Rule 436 because installers of Enphase microinverter systems primarily provide solar energy system design and installation services to a home owner or commercial property owner contracting to install a solar energy system on their roof. The Company does not and cannot rely on installers to provide an LCOE or IRR analysis comparing the relative financial benefit of the central inverter and microinverter solutions. However, it does rely on installers to provide several inputs to the LCOE and IRR analyses such as the DC rating of the system, its location, the size, cost and number of solar modules used, the cost of the central inverter considered and the installer’s estimated profit. With this basic information, the Company can calculate a realistic LCOE comparison of the competing inverter approaches, similar to that reflected in the two case studies. Since the LCOE comparison was prepared by the Company, and not the installer, the Company does not believe the consent of the installer is required by virtue of the Staff’s answer to Question 141.02, Section 141, Securities Act Section 7 of the Staff’s Compliance and Disclosure Interpretations, as summarized in response number 15 above.

Finally, the Company respectfully advises the Staff that the Company does not rely on the Westinghouse Solar data to support the Company’s system uptime assumption. System uptime is a combination of a microinverter’s failure rate, how quickly a failure is recognized and reported, the impact of that failure to the overall system and how quickly the failed unit can be repaired or replaced. Enphase’s 99.8% system uptime rate assumes a mean time between failure rate of approximately 0.3%, based on the Company’s MTBF data. The PVWatts calculator, which was developed by NREL’s Electricity, Resources, and Building Systems Integration Center, is widely used by homeowners, installers, manufacturers, and researchers to develop estimates of the performance of hypothetical PV installations. PVWatts uses 98% as the default value for central inverter systems.

Rapidly Expanding Distribution Channel, page 72

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19. Please address the first sentence of prior comment 34 as it applies to Siemens. Also disclose the last sentence of your response to prior comment 39 and the statement in your response to prior comment 39 that the Siemens agreement has yet to generate any meaningful revenue.

The Company advises the Staff that the Company chose to include the reference to its agreement with Siemens because it represents an opportunity for the Company to distribute its products on a co-branded basis and to increase its distribution channel through the large network of Siemens electrical contractors and distributors. Siemens is the only party to satisfy this criteria. In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Amendment to disclose that the Siemens agreement has yet to generate any significant revenue. Further, because the Siemens contract has not generated any significant revenue, it is not a contract upon which the Company is substantially dependent.

Customers and Sales, page 78

20. Please clarify which distributors represent the percentage of revenues mentioned in the second sentence of the second risk factor on page 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Amendment to disclose the names of the distributors.

21. Please clarify your disclosure that you “have” over 2,200 installers to reflect your response to prior comment 40 that you have no contractual relationship with most of them. Also, if not all 2,200 installers are managing installations currently, please revise to clarify.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1,4, 39, 64, 76 and 83 of the Amendment.

Intellectual Property, page 81

22. Please tell us why your revisions in response to prior comment 42 do not appear to address your licenses set forth in the license agreements filed as exhibits 10.20 and 10.21.

In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Amendment.

Competition, page 81

23. With a view toward clarified disclosure, please tell us the basis for your statement that your product “offers greater productivity and competitive differentiation” relative to alternatives to traditional central inverters such as DC to DC optimizers.

In response to the Staff’s comment, the Company has revised its disclosure on page 86 to remove the reference to DC-to-DC optimizers. The Company respectfully submits that DC-to-DC optimizers do not replace the need for a traditional central inverter, and therefore, are not alternatives to the central inverter technology. The Company notes that while DC-to-DC optimizers are sometimes used to supplement central inverters, they do not perform the DC-to-AC inversion function of a central

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inverter. The use of DC-to-DC optimizers may result in increased energy production and improved monitoring. However, they represent an additional “overlay” to a traditional central inverter-based system and require additional upfront expenditures by the system owner. The Company believes these factors have limited their penetration into residential and small commercial solar markets, which are the markets in which the Company currently competes.

Base Salary, page 94

24. Regarding your disclosure in response to prior comment 46:

•

Please replace vague phrases like “significant contributions,” “evaluation of his performance,” “leadership” and “execution of business strategy” with specific disclosure regarding what the executive officer achieved that you intended to compensate. If the determination was subjective and not based on specific factors, please say so directly. Likewise, please revise your reference to “successful performance” at the bottom of page 97.

•

Please clarify what you mean by your statement regarding “the competitive market…reflected in the market survey data and [y]our peer group.” For example, did you find that your salaries were below the average salary? Did your adjustment raise your salary above the average? If so, to what extent above the average to you adjust the salary?

In response to the Staff’s comment, the Company has revised several of its descriptions on pages 98-99 and 102 of the Amendment in order to provide more specific disclosure of the compensation items referenced by the Staff.

Cash Bonuses, page 95

25. Refer to prior comment 47. Please provide us a complete analysis of the authority supporting your conclusion that you need to disclose the specific “certain revenue based sales performance targets” and the “certain non-revenue based key sales objectives” and the extent to which such targets and objectives were achieved.

In response to the Staff’s comment, the Company has revised its disclosure on page 100 of the Amendment to disclose the specific “certain revenue based sales performance target” and the “certain non-revenue based key sales objectives” and the extent to which such targets and objectives were achieved.

26. From your statement, “such as,” in your disclosure in response to prior comment 48, it appears that you have omitted reasons for the bonus. Please tell us the authority on which you omitted the reasons.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Amendment to describe with greater specificity how the compensation committee determined that a $50,000 bonus to the Chief Financial Officer was appropriate with a view towards providing information which is material to an understanding of the amount paid. The Company

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confirms that it has not omitted any of the reasons for the bonus paid to its Chief Financial Officer.

Equity Compensation, page 96

27. Please expand your disclosure added in response to prior comment 50 to address the option grant to Mr. Belur mentioned in page 101.

In response to the Staff’s comment, the Company has revised its disclosure on page 102 of the Amendment.

Compensation Risk Assessment, page 117

28. We will continue to evaluate your response to prior comment 58 after you provide the updated disclosure mentioned in that response.

The Company’s board of directors has completed its review of the Company’s compensation plans and programs in light of the requirements of Regulation S-K 402(s). Appropriate disclosure has been added to page 122 of the Amendment.

Voting Agreement, page 123

29. Please reconcile your response to prior comment 61 with the statement in the first sentence of Regulation S-K Item 601(b)(10) regarding agreements to be performed in whole or in part at or after the filing of the registration statement or entered into not more than two years before the filing.

In response to the Staff’s comment, the Company has filed the Amended and Restated Voting Agreement, dated March 15, 2010, as amended, as Exhibit 10.35.

Principal Stockholders, page 125

30. We note that you do not provide a table to identify the greater than five percent owners of each class of your voting preferred stock per Regulation S-K Item 403(a). Please tell us:

•	why you believe omission of this disclosure is appropriate, and

•	whether you omitted disclosure of any related-person transactions that would be required per Instruction 1.b of Regulation S-K Item 404(a) due to omission of the 403(a) disclosure.

The Company respectfully advises the Staff that the beneficial ownership table on page 131 of the Amendment identifies the holders of greater than five percent of the Company’s common stock assuming the conversion of all outstanding preferred stock of the Company into common stock, as described in the second paragraph of page 130. The Company believes that this “as-converted” beneficial ownership disclosure is appropriate given that (i) all outstanding shares of the Company’s preferred stock will be converted into common stock immediately prior to the completion of the offering, (ii) the conversion ratios of each series of the Company’s preferred

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stock vary, such that the respective beneficial ownership percentages of the holders of greater than five percent of the Company’s preferred stock are not proportionately representative of the respective beneficial ownership percentages of common stock of the same owners after giving effect to the conversion of all outstanding preferred stock, and (iii) an additional table reflecting the holders of greater than five percent of the Company’s outstanding preferred stock would include the same stockholders currently identified as holders of greater than five percent of the Company’s common stock on an as-converted basis in the beneficial ownership table on page 131 of the Amendment. The Company further notes that all information in the prospectus assumes the automatic conversion of all outstanding shares of preferred stock into shares of common stock immediately prior to the closing of the offering (see page 7 of the Amendment). The Company further respectfully submits that its presentation is consistent with prevailing current practice for registration statements for initial public offerings.

The Company further advises the Staff that the Company does not believe that it has omitted any disclosure of a related-person transaction required per Instruction 1.b of Regulation S-K Item 404(a).

31. Please tell us whether the shares mentioned in the penultimate sentence of footnote (4) are in the table. If so, please tell us the authority on which you rely to omit the names of the individuals with voting and/or investment power over those shares.

The Company respectfully advises the Staff that the shares attributed to “individuals and entities affiliated with KPCB Green Growth Fund, LLC” in footnote (4) to the beneficial ownership table are included in the number of shares attributed to KPCB Holdings, Inc., as nominee, in the beneficial ownership table on page 131.

In addition, the Company advises the Staff that in omitting the names of the individuals and entities affiliated with KPCB Green Growth Fund, LLC, the Company relies upon Regulation S-K Item 403(a), which provides that the Company must identify the beneficial owner(s) of more than five percent of any class of the Company’s voting securities. The Company also advises the Staff that the unnamed individuals and entities affiliated with the KPCB Green Growth Fund, LLC do not hold in the aggregate more than five percent of any class of the Company’s voting securities. Further, such individuals and entities hold less than five percent of the aggregate number of shares held, for administrative convenience, in the name of KPCB Holdings, Inc., as nominee, and less than one half of one percent of the Common Stock outstanding as of June 30, 2011, based upon the various assumptions set forth on page 130 of the Amendment and in footnote (4) to the beneficial ownership table set forth on page 132 of the Amendment.

The Company supplementally advises the Staff that other registrants, including RPX Corporation, Silver Spring Networks, Inc., Luca Technologies, Inc., Ironplanet, Inc. and Amyris, Inc., have each included in recent registration statements a very similar description of Kleiner Perkins Caufield & Byers’ nominee structure, including that a number of shares held by “KPCB Holdings, Inc., as nominee” are held on behalf of affiliated individuals and/or entities which each exercise their own voting and dispositive control over the shares for their own accounts, without naming such affiliated individuals and/or entities.

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Description of Capital Stock, page 128 Warrants, page 129

32. Please tell us which exhibits represent the warrants mentioned in the third and fourth paragraphs on page 130.

The Company respectfully advises the Staff that the warrant referenced in the third paragraph of page 135 of the Amendment is the Warrant Agreement to Purchase Shares of Preferred Stock, between the Company and Hercules Technology Growth Capital, Inc., dated June 13, 2011, previously filed as Exhibit 4.6 to the Registration Statement.

The Company further advises the Staff that the warrants referenced in the fourth paragraph of page 135 of the Amendment are represented by that certain Form of Warrant to Purchase Common Stock filed as Exhibit 4.7 to the Amendment, issued by the Company to certain of the Company’s lenders in connection with the Subordinated Convertible Loan Facility and Security Agreement, dated as of June 14, 2011, by and between KPCB Holdings, Inc. as nominee (as agent and lender), certain other lenders, and the Company, as amended, filed as Exhibit 10.22 to the Amendment.

Material U.S. Federal Income and Estate Tax Consequences…, page 136

33. We reissue prior comment 68 because your statement that the disclosure “is for general information only” appears to continue to attempt to disclaim responsibility for your disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 141 and 143 of the Amendment.

Underwriters, page 140

34. Please disclose the substance of your response to the second sentence of prior comment 69. Also, please expand your response to the last sentence of prior comment 69 to address Regulation S-K Item 601(b)(10)(ii)(A); it remains unclear why you believe a contract with an affiliate of an underwriter of your IPO would be immaterial to the investors in the IPO.

The Company has considered the Staff’s comment and respectfully advises the Staff that it continues to believe that the supply and services agreements with MS Solar Solutions Corp. (“MSSS”) are not required to be filed as exhibits to the Registration Statement pursuant to Regulation S-K, Item 601. As discussed in the Company’s response letter to the Staff dated July 25, 2011, these agreements are not “underwriting contract[s] or agreement[s]… pursuant to which the securities being registered are to be distributed” within the meaning of Regulation S-K, Item 601(b)(1). In addition, the agreements relate to the sale by the Company of its microinverters and related services to MSSS and were thus entered into in the ordinary course of business. As such, the Company believes these agreements do not qualify as material contracts under Regulation S-K, Item 610(b)(10)(i).

Furthermore, the Company believes that the commercial agreements with MSSS are not material contracts within the meaning of Regulation S-K, Item 601(b)(10)(ii)(A) which requires the filing of “contract[s] to which… underwriters are parties” unless such contracts are “immaterial in amount or significance.” Although MSSS is an affiliate of one of the several

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underwriters in the initial public offering, Item 601(b)(10)(ii)(A) refers only to contracts with “underwriters” in its description of material contracts that need to be filed, and does not refer to affiliates of such underwriters. Section 2(a)(11) of the Securities Act of 1933, as amended, defines “underwriter” as any “person has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates, or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking” and does not capture affiliates of such persons. MSSS has not participated in the initial public offering and thus is not itself an underwriter; its only connection to the offering is through its affiliation with one of the several underwriters. Even if the supply and services agreements with MSSS were deemed to be “contracts to which… underwriters are parties,” the Company believes such contracts are immaterial in amount and significance. In the six months ended June 30, 2011, the Company has generated less than 0.6% of its total revenue from these agreements (and the agreements have not generated any revenue prior to the second quarter of 2011), and thus they are immaterial in amount. Given that the commercial agreements with MSSS are ordinary course, have not generated any significant revenue to date and are unrelated to the initial public offering, the Company believes investors in the initial public offering would deem the agreements immaterial in significance.

In response to the balance of the Staff’s comment, the Company has revised the disclosure on page 148 of the Amendment to disclose the substance of its response to the second sentence of comment 69 of the Staff’s prior comment letter dated July 12, 2011.

Financial Statements

Stock Compensation, page F-57

35. We reference your response to comment 27. Please disclose the specific voting, conversion, dividend, liquidation and other rights of the preferred stock issuances and the basis for the significant differences between the price of the preferred stock and the estimated fair value of the common shares of $.45 per share in January 2011. Please clarify how you considered the different features of the preferred stock when estimating the value of the common stock.

The Company has revised its disclosure on page 58 of the Amendment in response to the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-4

36. We note that exhibits 10.12 and 10.22 filed by you continue to omit schedules and exhibits; therefore, we reissue our prior comment 74.

In response to the Staff’s comment, the Company has re-filed Exhibits 10.12 and 10.22 with complete sets of schedules and exhibits.

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Page Seventeen

Please do not hesitate to contact me at (650) 843-5070 if you have any questions or would like any additional information regarding these responses.

Sincerely,

/s/ John H. Sellers

John H. Sellers

cc:	Paul B. Nahi, President and Chief Executive Officer, Enphase Energy, Inc.

Sanjeev Kumar, Chief Financial Officer, Enphase Energy, Inc.

Gary Caine, Deloitte & Touche LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP

Marina Remennik, Cooley LLP

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